Coca-Cola İçecek

07023534

SEC MAIL PROCESSING RECEIVED MAY 11 2007 WASH, D.C. 186 SECTION

FILE 82-35049

May 9, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of International Corporate Finance

SUPPL

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, Coca-Cola İçecek's General Assembly has approved the following items in its meeting on May 8th, 2007:

1. A total of YTL22,500,000 cash dividends will be paid in May 22, 2007 and the remainder of the net distributable profit will be added to the extraordinary reserves. As a result, a gross dividend of YTL0.088454 will be paid per 100 shares, representing a YTL 1 nominal value. Turkey based full and limited corporate tax payers, who receive dividends through an established business or a representative office in Turkey, will receive a gross amount of YTL0.088454 (YTL0,088454 YTL net) per 100 shares and other shareholders will receive a gross amount of YTL0.088454 (YTL0.075186 net).

2. The Company's profit distribution policy of "excluding investment periods requiring high cash outflows, our company has adopted the principle of distributing dividends amounting to at least 50% of the net distributable profit each year"

3. The capital difference correction amounting to YTL 105,026,974.82 due to the merger with Efes Sınai Yatırım Holding A.Ş. ("Efes Invest") and as a result of the historical inflation adjustment difference on the balance sheet of Efes Invest

4. Remuneration of a total of US$ 100,000 per annum to John Paul Sechi, for his duties as an independent member of the Board and as Chairman of the Audit Committee for the period 01.04.2007-31.03.2008 and to Gerard A. Reidy, for his duties as an independent member of the Board for the period 01.02.2007-31.03.2008.

5. The appointment of Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (an affiliated firm of Ernst & Young International) as an external independent auditor for the 2007 financial period

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

SC

dlw 5/16

6. Shareholders are informed about the YTL 2,250,000 donation made by CCI's subsidiary Coca-Cola Satış ve Dağıtım A.Ş.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek

END

COCA-COLA İÇECEK A.Ş.
**Genel Müdürlük:** Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68